UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
____________________________________________________________
FORM SD
Specialized Disclosure Report

____________________________________________________________
MATTHEWS INTERNATIONAL CORPORATION
(Exact name of registrant as specified in its charter)
____________________________________________________________

Pennsylvania	0-09115	25-0644320
(State or other jurisdiction of	(Commission	(I.R.S. Employer
Incorporation or organization)	File Number)	Identification No.)

Two Northshore Center, Pittsburgh, PA 15212-5851
(Address of principal executive offices) (Zip Code)

Brian D. Walters
Executive Vice President and General Counsel
Matthews International Corporation
412-442-8217
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and to provide the period to which the information in this form applies:

X	Rule 13p-1 under the Securities Exchange Act (17 CFR 230.13p-1) for the reporting period from January 1 to December 31, 2022.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Matthews International Corporation ("Matthews" or the "Company"), founded in 1850 and incorporated in Pennsylvania in 1902, is a global provider of memorialization products, industrial technologies and brand solutions. Memorialization products consist primarily of bronze and granite memorials and other memorialization products, caskets, cremation-related products, and cremation and incineration equipment primarily for the cemetery and funeral home industries. Industrial technologies includes the design, manufacturing, service and distribution of high-tech custom energy storage solutions, product identification and warehouse automation technologies and solutions, including order fulfillment systems for identifying, tracking, picking and conveying consumer and industrial products. Brand solutions consists of brand management, pre-media services, printing plates and cylinders, imaging services, digital asset management, merchandising display systems, and marketing and design services primarily for the consumer goods and retail industries.

Conflict Minerals Disclosure

This Form SD is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the "Rule"), for the reporting period January 1, 2022 to December 31, 2022 (the "reporting period").

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their "3T" derivatives, which are tantalum, tin and tungsten (collectively, the "Conflict Minerals"). The "Covered Countries" for purposes of the Rule are the Democratic Republic of Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

Our policy, which is that we are committed to working with our suppliers to comply with the requirements of the Rule, is publicly available at http://matw.com/investors/corporate-governance/governance-documents.

Internal Product Review

The Company reviewed the finished goods that it manufactured either internally or pursuant to arrangements with third-party manufacturers during the reporting period (the "product review"). The objective of the product review was to identify finished goods that the Company manufactures or contracts to manufacture that may contain one or more Conflict Minerals.

The product review was overseen by the Company's legal department, with the involvement of the head of global procurement, and consisted of information solicited from and provided by representatives from divisions across the Company, including internationally.

Based on the product review, we determined that the Company manufactures, or contracts to manufacture, certain products containing Conflict Minerals that are necessary to the functionality or production of such products. These products are in the following product categories:

•Bronze memorials and architectural products;
•Marking and coding products and automation and fulfillment solutions, which are used for identifying, tracking, picking and conveying consumer and industrial products;
•Cremation equipment;
•Certain brand solutions which include printing plates and gravure cylinders; and
•Casket products.

Reasonable Country of Origin Inquiry

Based on the product review, the Company identified 661 vendors that were likely to supply the Company with applicable products in 2022 that were at risk of containing Conflict Minerals. The Company determined that these vendors should be included within the scope of the Company's reasonable country of origin inquiry ("RCOI").

The Company developed and sent surveys to these vendors. The objective of the Company's survey was to confirm whether the applicable products contained Conflict Minerals and, if so, whether those products (i) originated in the Covered Countries or (ii) were from scrap or recycled sources.

The survey used by the Company asked for a certified response from vendors as to whether the products supplied to the Company contained Conflict Minerals, and, if so, whether those products originated in the Covered Countries or otherwise were from scrap or recycled sources. The survey also referred vendors to the Conflict Minerals Reporting Template published by the Responsible Minerals Initiative of the Responsible Business Alliance (formerly the Global e-Sustainability Initiative of the Electronic Industry Citizenship Coalition) and asked vendors to complete the template and furnish it along with the vendor's response to the survey.

Results of Reasonable Country of Origin Inquiry

The Company has determined that the responses obtained in the RCOI were insufficient to form the basis for a reasonable determination as to the specific origin of the Conflict Minerals necessary to the functionality or production of the finished goods in those product categories set forth above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MATTHEWS INTERNATIONAL CORPORATION
(Registrant)

By:	/s/ Steven F. Nicola

Steven F. Nicola
Chief Financial Officer and Secretary

Date: May 26, 2023